UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ASCENT SOLAR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

043635101
(CUSIP Number)

January 11, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635101	13G	Page 2 of 11

1.	NAMES OF REPORTING PERSONS Redwood Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 85,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 86,465,855[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,465,855[2]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒[3]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% [4]
12.	TYPE OF REPORTING PERSON (see instructions) OO—Limited Liability Company

[1]	The Reporting Persons of Redwood Management, LLC, a Florida limited liability company (“Redwood”), Redwood Fund III Ltd, a limited partnership organized under the laws of the Cayman Islands (“Fund”), RDW Capital LLC, a Florida limited liability company (“RDW”), and BOU Trust, a trust organized under the laws of the State of New Jersey (“BOU,” and collectively with Redwood, Fund and RDW, the “Reporting Persons”), constitute a “group” which holds, in the aggregate, 105 shares of the Issuer’s Series E 7% Convertible Preferred Stock (the “Series E Shares”) which are convertible into 13,009,083 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”), based on the current applicable conversion rate, 160 shares of the Issuer’s Series F 7% Convertible Preferred Stock (the “Series F Shares”) which are convertible into 152,380,952 shares of Common Stock, based on the current applicable conversion rate, and $2,701,787.46 in Convertible Promissory Notes issued by the Issuer (the “Notes”) which are convertible into 2,814,361,937 shares of Common Stock, based on the current applicable conversion rate. As the aforementioned conversion rates are variable, the exact number of shares of Common Stock which the Reporting Persons can acquire is inexact.
[2]	See Footnote 1.
[3]	The conversions of the Series E Shares, Series F Shares and the Notes are subject to a contractually stipulated 9.99% ownership restriction. The full conversion of the Series E Shares, Series F Shares and Notes by the Reporting Persons would result in the Reporting Persons owning greater than 9.99% of the total outstanding Common Stock of the Issuer.
[4]	Based on the total of 865,524,080 shares of Common Stock outstanding on January 17, 2017, as per correspondence with the Issuer.

CUSIP No. 043635101	13G	Page 3 of 11

1.	NAMES OF REPORTING PERSONS Redwood Fund III Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 85,000,000
	7.	SOLE DISPOSITIVE POWER 86,465,855[5]
	8.	SHARED DISPOSITIVE POWER 86,465,855[6]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,465,855[7]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒[8]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[9]
12.	TYPE OF REPORTING PERSON (see instructions) OO—Limited Liability Company

[5]	The Fund holds, subject to the Blocker, 105 Series E Shares which are convertible into 13,009,083 shares of Common Stock, based on the current applicable conversion rate, and 160 Series F Shares which are convertible into 152,380,952 shares of Common Stock, based on the current applicable conversion rate.
[6]	The Reporting Persons constitute a “group” which holds, in the aggregate, 105 shares of Series E Shares which are convertible into 13,009,083 shares of Common Stock, based on the current applicable conversion rate, 160 shares of Series F Shares which are convertible into 152,380,952 shares of Common Stock, based on the current applicable conversion rate, and $2,701,787.46 in Notes which are convertible into 2,814,361,937 shares of Common Stock, based on the current applicable conversion rate. As the aforementioned conversion rates are variable, the exact number of shares of Common Stock which the Reporting Persons can acquire is inexact.
[7]	See Footnote 6
[8]	See Footnote 3
[9]	See Footnote 4.

CUSIP No. 043635101	13G	Page 4 of 11

1.	NAMES OF REPORTING PERSONS RDW Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 85,000,000
	6.	SHARED VOTING POWER 86,465,855[10]
	7.	SOLE DISPOSITIVE POWER 86,465,855[11]
	8.	SHARED DISPOSITIVE POWER 86,465,855[12]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,465,855[13]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒[14]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[15]
12.	TYPE OF REPORTING PERSON (see instructions) OO—Limited Liability Company

[10]	RDW holds, subject to the Blocker, 85,000,000 shares of Common Stock and $2,475,717.39 of Notes convertible into 2,578,872,281 shares of Common Stock, based on the current applicable conversion rate.
[11]	See Footnote 10.
[12]	See Footnote 6.
[13]	See Footnote 6.
[14]	See Footnote 3.
[15]	See Footnote 4.

CUSIP No. 043635101	13G	Page 5 of 11

1.	NAMES OF REPORTING PERSONS BOU Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 85,000,000
	7.	SOLE DISPOSITIVE POWER 86,465,855[16]
	8.	SHARED DISPOSITIVE POWER 86,465,855[17]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,465,855[18]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒[19]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[20]
12.	TYPE OF REPORTING PERSON (see instructions) OO—Trust

[16]	BOU holds, subject to the Blocker, $226,070.07 of Notes convertible into 235,489,656 shares of Common Stock, based on the current applicable conversion rate.
[17]	See Footnote 6.
[18]	See Footnote 6.
[19]	See Footnote 3.
[20]	See Footnote 4.

CUSIP No. 043635101	13G	Page 6 of 11

Item 1.

(a)	Name of Issuer Ascent Solar Technologies, Inc., a Delaware corporation.

(b)	Address of Issuer’s Principal Executive Offices 12300 Grant Street, Thornton, Colorado, 80241

Item 2.

(a)	Name of Person Filing Redwood, Fund, RDW and BOU (collectively, the “Reporting Persons”)

(b)	Address of the Principal Office or, if none, residence 16850 Collins Avenue, Suite 112-341, Sunny Isles Beach, FL 33160

(c)

Citizenship

Redwood is a Florida limited liability company, Fund is a limited partnership formed under the laws of the Cayman Islands, RDW is a Florida limited liability company, and, BOU is a Trust organized under the laws of the State of New Jersey.

(d)	Title of Class of Securities Common Stock.

(e)	CUSIP Number 043635101

CUSIP No. 043635101	13G	Page 7 of 11

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: 86,465,855
(b)	Percent of class: 9.99%
(c)	Number of shares as to which the Reporting Persons have:
a.	Sole power to vote or to direct the vote: 85,000,000
b.	Shared power to vote or to direct the vote: 85,000,000
c.	Sole power to dispose or direct the disposition of: 86,465,855*
d.	Shared power to dispose or direct the disposition: 86,465,855*

* The Reporting Persons constitute a “group” which holds, in aggregate, 105 shares of Series E Shares which are convertible into 13,009,083 shares of Common Stock, based on the current applicable conversion rate, 160 shares of Series F Shares which are convertible into 152,380,952 shares of Common Stock, based on the current applicable conversion rate, and $2,701,787.46 in Notes which are convertible into 2,814,361,937 shares of Common Stock, based on the current applicable conversion rate. As the aforementioned conversion rates are variable, the exact number of shares of Common Stock which the Reporting Persons can acquire is inexact. The aggregate beneficial ownership of the Reporting Persons is subject to the Blocker.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 043635101	13G	Page 8 of 11

Item 8.  Identification and Classification of Members of the Group.

The Reporting Persons of Redwood, the Fund, RDW, and BOU constitute a “group”.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

 By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on Following Page]

CUSIP No. 043635101	13G	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Redwood Management, LLC

By:	/s/ John DeNobile
	Name:	John DeNobile
	Title:	Manager

RDW Capital, LLC

By:	/s/ John DeNobile
	Name:	John DeNobile
	Title:	Manager

BOU Trust

By:	/s/ Alan Uryniak
	Name:	Alan Uryniak
	Title:	Trustee

Redwood Fund III, Ltd.

By:	/s/ Gary Rogers
	Name:	Gary Rogers
	Title:	Manager

CUSIP No. 043635101	13G	Page 10 of 11

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Common Stock, par value $0.0001 per share, of ASCENT SOLAR TECHNOLOGIES, INC., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

CUSIP No. 043635101	13G	Page 11 of 11

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 20th day of January, 2017.

Redwood Management, LLC

By:	/s/ John DeNobile
	Name:	John DeNobile
	Title:	Manager

RDW Capital, LLC

By:	/s/ John DeNobile
	Name:	John DeNobile
	Title:	Manager

BOU Trust

By:	/s/ Alan Uryniak
	Name:	Alan Uryniak
	Title:	Trustee

Redwood Fund III, Ltd.

By:	/s/ Gary Rogers
	Name:	Gary Rogers
	Title:	Manager